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16014234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8- 67128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDLAPPER Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 E. North Street, 2nd Floor
(No. and Street)

Greenville	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Gordon 864-679-4701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis, LLC
(Name – *if individual, state last, first, middle name*)

200 E. Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Trevor Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDLAPPER Securities, LLC, as of February 29, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sandlapper Securities, LLC

Report on Financial Statements

For the year ended December 31, 2015

(Pursuant to paragraph (d) of rule 17a-5 of the
Securities Exchange Act of 1934)

Contents



Report of Independent Registered Public Accounting Firm

The Members
Sandlapper Securities, LLC
Greenville, South Carolina

We have audited the accompanying statement of financial condition of Sandlapper Securities, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sandlapper Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2 – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2 – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 29, 2016

Sandlapper Securities, LLC

Statement of Financial Condition

As of December 31, 2015

Assets		
Cash and cash equivalents	$	528,980
Commissions receivable		302,375
Deposit with clearing broker		35,000
Office furniture and equipment, net		94,815
Office current assets		2,415
Total assets	$	963,585
Liabilities		
Commissions payable and accrued expenses	$	576,157
Members' equity		
Members' equity		387,428
Total liabilities and members' equity	$	963,585

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Operations

For the year ended December 31, 2015

Revenues	
Commissions	$ 7,968,993
Other income	2,321,450
Total revenue	10,290,443
Expenses	
Commissions	6,988,173
Salaries	2,207,969
Professional fees	295,958
Meetings and conferences	95,910
Licensing, regulatory fees and costs	49,710
Rent	152,352
Insurance	53,503
Other	757,320
Total expenses	10,600,895
Net loss	$ (310,452)

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2015

Members' equity, beginning of year	$ 583,521
Member contributions	114,359
Net loss	(310,452)
Members' equity, end of year	$ 387,428

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Cash Flows

For the year ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (310,452)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	28,576
Cash flows from changes in:	
Commissions receivable	(242,330)
Other assets	(1,725)
Clearing deposit	10,000
Commissions payable and accrued expenses	502,577
Net cash used for operating activities	(13,354)
Cash flows from investing activities:	
Purchase of office furniture and equipment	(11,561)
Net cash used for investing activities	(11,561)
Cash flows from financing activities:	
Contributions from members	114,359
Net cash provided by financing activities	114,359
Net increase in cash and cash equivalents	89,444
Cash and cash equivalents, beginning of year	439,536
Cash and cash equivalents, end of year	$ 528,980

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

Business activity and regulation:

Sandlapper Securities, LLC (the "Company") is a registered broker-dealer licensed in South Carolina. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission. The Company primarily acts as the managing broker-dealer in syndication of private placement programs offered by affiliates of the Company.

The Company may also act as broker-dealer in programs offered by non-affiliated parties. In 2011, the Company was approved for additional businesses to broker securities transactions for customers and for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

The Company uses the accrual method of accounting.

Revenue recognition:

Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income taxes:

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

On January 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The adoption did not have any impact on the Company's financial position as no uncertain tax positions have been taken.

Office furniture and equipment:

Depreciation is provided on a straight-line basis, using estimated useful lives of five to seven years for office furniture and equipment.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies and Activities, Continued

Concentrations of credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash deposits in banks. At times, balances may exceed insurable limits.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Cash and Cash Equivalents

The Company is required to maintain cash balances with a clearing agent, which is restricted to use. As of December 31, 2015, the Company had an account with the clearing agent in the amount of $35,000. Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission did not apply to any of the funds on deposit as of December 31, 2015. Cash defined for purposes of these financial statements is cash on deposit in local banking institutions subject to immediate withdrawal.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $262,309, which was $223,899 in excess of its required net capital of $38,410. The Company's ratio of aggregate indebtedness to net capital was 2.20 to 1.

Note 4. Lease Obligation

The Company leases office facilities through August 31, 2018. Minimum rental commitments over the next four years are as follows:

For the year ending	Amount
December 31, 2016	$ 63,587
December 31, 2017	65,480
December 31, 2018	48,911
	$ 177,978

Note 5. Fair Value of Financial Instruments

The Company has adopted accounting standards requiring certain Fair Value Measurements and Disclosures. The Standards apply to all assets and liabilities that are being measured and reported on a fair value basis. The Standards require disclosure that establishes a framework for measuring fair value under GAAP, and expands disclosure about fair value measurements. The standards enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The standard requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2015 are as follows:

	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 528,980	$ 528,980	$ -	$ -
Deposit with clearing broker	35,000	35,000	-	-

The Company has no assets or liabilities carried at fair value or measured at fair value on a nonrecurring basis.

Note 6. Commitments and Contingencies

The Company was notified in July 2014 that FINRA was conducting an investigation related to the sale of fractional working interests in saltwater disposal wells sold by an affiliated non-member firm. The saltwater interests are sold through an affiliated company, TSWR Development, LLC which is 50% owned by Sandlapper Capital Investment, LLC. Management has not reached a conclusion as to the likelihood of an unfavorable outcome related to the investigation.

Two customers have filed claims against the Company in arbitration before FINRA, alleging losses based on alleged unsuitable investments. While the Company denies these allegations, the outcomes are not predictable with a high degree of assurance. Consequently, the ultimate amount of monetary liability (if any) or the financial impact with respect to these claims cannot be determined.

Note 7. Related Party Transactions

The Company shares expenses with affiliated companies, based on management's estimate of time incurred on each Company's behalf.

Note 8. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Sandlapper Securities, LLC

Supplementary Information

For the year ended December 31, 2015

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital:	
Total members' equity	$ 387,428
Deductions or Charges:	
Nonallowable assets:	
Other assets	2,415
Nonallowable receivables	27,189
Haircut on clearing deposit	700
Office furniture and equipment	94,815
Total non-allowable assets	125,119
Net capital	262,309
Aggregate Indebtedness:	
Items included in the statement of financial condition:	
Commissions payable and accrued expenses	576,157
Total aggregate indebtedness	576,157
Basic Net Capital Requirement:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	38,410
Excess net capital	$ 223,899
Reconciliation with Company's Computation:	
Part II of Form x-17a-5 as of December 31, 2015:	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 262,309
Net capital per above	$ 262,309
Ratio of aggregate indebtedness to net capital	2.20 to 1

Schedule 2 - Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3 - Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the SEC

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).



Report of Independent Registered Public Accounting Firm – Exemption Report

The Members
Sandlapper Securities, LLC
Greenville, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Sandlapper Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(ii) (the "exemption provisions") and (b) Sandlapper Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Sandlapper Securities, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 29, 2016

Sandlapper Securities, LLC

Exemption Report

As of December 31, 2015

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) Sandlapper Securities, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(ii).
b) Sandlapper Securities, LLC met the exemption provisions throughout the most recent fiscal year without exception.

Signed on behalf of Sandlapper Securities, LLC:



Mr. Trevor L. Gordon
Chief Executive Officer



Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members
Sandlapper Securities, LLC
Greenville, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to Sandlapper Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Greenville, South Carolina
February 29, 2016